Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

The following summary of LCNB Corp.’s (hereinafter referred to as “we,” “our,” “us,” the “Company,” and “LCNB”) equity securities is based on and qualified by the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles”) and our Regulations (the “Regulations”). For a complete description of the terms and provisions of the Company’s equity securities, including its capital stock, refer to the Articles and Regulations, both of which are filed as exhibits to this Annual Report on Form 10-K.

General

The Company is incorporated in the State of Ohio. The rights of our shareholders are generally covered by Ohio law, our Articles and our Regulations. The terms of our common stock are therefore subject to Ohio law, including Ohio General Corporation Law, as amended, the common and constitutional law of Ohio, and federal law governing bank holding companies.

Common Stock

Authorized Capital Stock
The Company’s Articles authorize the issuance of 19,000,000 shares of common stock, no par value per share.

Voting Rights
Each holder of common stock has the right to cast one vote for each common stock owned on all matters submitted to a vote of shareholders. The holders of common stock have cumulative voting rights for the election of directors, provided that proper notice of the intent to exercise such cumulative voting rights is given to LCNB in accordance with Ohio General Corporate Law.

The shareholders present in person or by proxy at any meeting constitutes a quorum unless a larger proportion is required to take the action stated in the notice of the meeting, in which case, to constitute a quorum, there must be present in person or by proxy the holders of record or shares entitling them to exercise the voting power required by the Articles or applicable law to take the action stated.

Subscription, Preemption, Conversion, Redemption, and Sinking Fund Rights
Holders of our common stock have no subscription, preemptive, or conversion rights. There are no mandatory redemption provisions applicable to the common stock, nor sinking fund rights.

Dividend Rights
The holders of common stock are entitled to receive an equal amount of dividends per share if, as and when declared from time to time by our board of directors.

Our Articles permit our board of directors to set the dividend rights of preferred stock. Therefore, it is possible that holders of one or more series of preferred stock issued in the future could have dividend rights that differ from those of the holders of common stock, or could have no right to the payment of dividends. If the holders of a class or series of preferred stock is given dividend rights, the right of holders of preferred stock to receive dividends could have priority over the right of holders of the common stock to receive dividends.

Liquidation Rights
Each share of common stock entitles the holder thereof to share ratably in our net assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment.

Certain Business Combination Restrictions
Our Articles contain special voting requirements pertaining to certain business combinations. Specifically, our Articles set forth certain requirements in connection with the approval or authorization of any of the following types of business combinations with a person or entity that is a beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of LCNB:

•	any merger or consolidations of LCNB;

•	any sale, lease, exchange, transfer or other disposition of all, or substantially all, of the assets of LCNB;

•	the issuance or transfer of any securities of LCNB to any other person or entity in exchange for assets or securities; or

•	the issuance or transfer of any securities of LCNB, by LCNB, to any other person or entity for cash.

The Articles further provide that to be approved, the foregoing transactions require the affirmative vote of either (1) at least 80% of the voting power of LCNB, voting together as a single class, present or represented by proxy and entitled to vote in respect thereof, at an annual meeting or at any special meeting duly called, excluding the voting power of any such entity or person seeking such merger or combination transaction, if such person or entity owns 10% or more of the shares of LCNB entitled to vote at such annual meeting or special meeting; or (2) if a majority or more of the directors of LCNB recommend approval of the transaction, such may be taken upon approval by a majority of the voting power of LCNB, voting together as a single class, present or represented by proxy, and entitled to vote in respect thereof, at an annual meeting or at any special meeting duly called.

Restrictions on Ownership
The Bank Holding Company Act of 1956, as amended (“BHC Act”), generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of LCNB. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Under the BHC Act, any existing bank holding company would require the prior approval of the Federal Reserve Board of Directors before acquiring 5% or more of the voting stock of LCNB. In addition, the Change in Bank Control Act of 1978, as amended (“CBC Act”), prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board of Directors has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board of Directors, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as LCNB, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company and require notification and non-objection by the Federal Reserve Board of Directors.

Anti-takeover Statutes
Certain state laws make a change in control of an Ohio corporation more difficult, even if desired by the holders of a majority of the corporation’s shares. Provided below is a summary of the Ohio anti-takeover statutes:

Ohio Control Share Acquisition Statute. Section 1701.831 of the Ohio Revised Code, known as the “Ohio Control Share Acquisition Statute”, provides that specified notice and informational filings and special shareholder meetings and voting procedures must occur before consummation of a proposed “control share acquisition”. A control share acquisition is defined as any acquisition of shares of an “issuing public corporation” that would entitle the acquirer, directly or indirectly, alone or with others, to exercise or direct the voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more, but less than one-third, of the voting power;

•	one-third or more, but less than a majority, of the voting power; or

•	a majority or more of the voting power.

An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Assuming compliance with the notice and informational filing requirements prescribed by the Ohio Control Share Acquisition Statute, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both:

•	a majority of the voting power of the corporation represented in person or by proxy at the meeting; and

•	a majority of the voting power at the meeting exercised by shareholders, excluding:

•	the acquiring shareholder,

•	officers of the corporation elected or appointed by the directors of the corporation,

•	employees of the corporation who are also directors of the corporation, and

•	persons who acquire specified amounts of shares after the first public disclosure of the proposed control share acquisition.

Assuming compliance with the notice and information filing requirements, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer. The Ohio Control Share Acquisition Statute does not apply to a corporation whose articles of incorporation or regulations so provide. LCNB has not opted out of the application of the Ohio Control Share Acquisition Statute.

Ohio Merger Moratorium Statute. Chapter 1704 of the Ohio Revised Code, known as the “Ohio Merger Moratorium Statute”, prohibits specified business combinations and transactions between an issuing public corporation and a beneficial owner of shares representing 10% or more of the voting power of the corporation in the election of directors (an “interested shareholder”) for at least three years after the interested shareholder became such, unless the board of directors of the issuing public corporation approves either (1) the transaction or (2) the acquisition of the corporation’s shares that resulted in the person becoming an interested shareholder, in each case before the interested shareholder became such.

For three years after a person becomes an interested shareholder, the following transactions between the corporation and the interested shareholder (or persons related to the interested shareholder) are prohibited:

•	the sale or acquisition of an interest in assets meeting thresholds specified in the statute;

•	mergers and similar transactions;

•	a voluntary dissolution;

•	the issuance or transfer of shares or any rights to acquire shares having a fair market value at least equal to 5% of the aggregate fair market value of the corporation’s outstanding shares;

•	a transaction that increases the interested shareholder’s proportionate ownership of the corporation; and

•	any other benefit that is not shared proportionately by all shareholders.

After the three-year period, transactions between the corporation and the interested shareholder are permitted if:

•
the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation in the election of directors (or a different proportion specified in the corporation’s articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

•	the business combination results in shareholders, other than the interested shareholder, receiving a “fair market value” for their shares determined by the method described in the statute.

A corporation may elect not to be covered by the provisions of the Ohio Merger Moratorium Statute by the adoption of an appropriate amendment to its articles of incorporation. LCNB has not adopted such an amendment to opt out of the provisions of the Ohio Merger Moratorium Statute.